Filed pursuant to Rule 424(b)(3)

Registration No. 333-218942

PROSPECTUS SUPPLEMENT NO. 1,

DATED SEPTEMBER 17, 2020

(To Prospectus dated June 23, 2017)

LUVU BRANDS, INC.

2,450,000 Shares of Common Stock

This prospectus supplement supplements the prospectus of Luvu Brands, Inc. dated June 23, 2017 related to our 2015 Equity Incentive Plan (the “2015 Plan”) and should be read in conjunction with the original prospectus related to this plan. This prospectus supplement provides updated information on the Selling Security Holders named in original prospectus to reflect recent grants made to affiliates. This prospectus supplement must be delivered with the prospectus dated June 23, 2017.

SELLING SECURITY HOLDERS

The information under this heading relates to resales of shares covered by this prospectus by persons who are our "affiliates" as that term is defined under federal securities laws. These persons are members of our board of directors, executive officers and/or employees of our company. Shares of our common stock issued pursuant to this prospectus to our affiliates are "control" shares under federal securities laws.

At September 17, 2020 there were 73,462,596 shares of our common stock issued and outstanding. The following table sets forth:

•	the name of each affiliated selling security holder,

•	the amount of common stock owned beneficially, directly or indirectly, by each affiliated selling security holder,

•	the maximum amount of shares to be offered by the affiliated selling security holders pursuant to this prospectus, and

•	the amount of common stock to be owned by each affiliated selling security holder following sale of the shares.

The address of each affiliated selling security holder is in care of Luvu Brands, Inc., 2745 Bankers Industrial Drive, Atlanta, GA 30360. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each affiliated selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus from time to time to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the affiliated selling security holders upon termination of the offering made hereby. We have therefore assumed, for the purposes of the following table, that the affiliated selling security holders will sell all of the shares owned by them, which are being offered hereby, but will not sell any other shares of our common stock that they presently own.

Persons who receive stock grants under the 2015 Plan and are deemed affiliates, may affect sales of shares of common stock covered hereby not in excess of 1% of our outstanding common stock in any three-month period.

Grants may be made to affiliates in the future which we are not able to identify at this time. Before any of our affiliates sell any of his shares received under the 2015 Plan, we will supplement this prospectus with the required information regarding the names of the persons selling, the total number of shares owned by these persons and the number of shares proposed to be sold under this prospectus.

Name and address of selling security holder	Number of shares owned prior to the offering	Shares to be offered	Shares to be owned after offering	% owned after offering
Louis S. Friedman (1)	36,269,376	1,000,000	35,444,376	46.2%
Ronald P. Scott (2)	808,016	625,000	295,516	1.1%
Leslie Vogelman (3)	512,500	625,000	0	-
Manuel Munoz (4)	100,000	200,000	0	-
Total		2,450,000

(1)	The number of shares of our common stock beneficially owned by Mr. Friedman includes:
• 4,300,000 shares of common stock issuable upon conversion of 4,300,000 shares of Series A Convertible Preferred stock which are convertible at the discretion of the holder; and
• 825,000 shares of our common stock issuable upon the exercise of vested options granted under the 2015 Plan with exercise prices ranging from $0.0125 to $0.03 per share and expiring between December 29, 2020 and December 11, 2022.
The number of shares of common stock beneficially owned by Mr. Friedman excludes 175,000 shares issuable upon the exercise of unvested options granted under the 2015 Plan with exercise prices ranging from $0.028 to $0.03 per share and expiring between February 13, 2022 and December 11, 2022. The number of shares offered by Mr. Friedman includes 1,000,000 shares of our common stock issuable upon the exercise of the vested and unvested options granted under the 2015 Plan.

(2)	The number of shares of our common stock beneficially owned by Mr. Scott includes 512,500 shares of our common stock issuable upon the exercise of vested options granted under the 2015 Plan with an exercise prices ranging from $0.0125 to $0.03 per share and expiring between December 29, 2020 and December 11, 2022. The number of shares of common stock beneficially owned by Mr. Scott excludes 112,500 shares issuable upon the exercise of unvested options granted under the 2015 Plan with exercise prices ranging from $0.028 to $0.03 per share and expiring between February 13, 2022 and December 11, 2022. The number of shares offered by Mr. Scott includes 625,000 shares of our common stock issuable upon the exercise of the vested and unvested options granted under the 2015 Plan.

(3)	The number of shares of our common stock beneficially owned by Mr. Vogelman includes 512,500 shares of our common stock issuable upon the exercise of vested options granted under the 2015 Plan with an exercise prices ranging from $0.0125 to $0.03 per share and expiring between December 29, 2020 and December 11, 2022. The number of shares of common stock beneficially owned by Mr. Vogelman excludes 112,500 shares issuable upon the exercise of unvested options granted under the 2015 Plan with exercise prices ranging from $0.028 to $0.03 per share and expiring between February 13, 2022 and December 11, 2022. The number of shares offered by Mr. Vogelman includes 625,000 shares of our common stock issuable upon the exercise of the vested and unvested options granted under the 2015 Plan.

(4)	The number of shares of our common stock beneficially owned by Mr. Munoz includes 100,000 shares of our common stock issuable upon the exercise of vested options granted under the 2015 Plan with an exercise price of $0.046 per share and expiring July 2, 2023. The number of shares of common stock beneficially owned by Mr. Munoz excludes 100,000 shares issuable upon the exercise of unvested options granted under the 2015 Plan with an exercise price of $0.046 per share and expiring July 2, 2023. The number of shares offered by Mr. Munoz includes 200,000 shares of our common stock issuable upon the exercise of the vested and unvested options granted under the 2015 Plan.

The date of this Prospectus Supplement September 17, 2020